SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 2001

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(k)Retirement Savings Plan

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 14

Exhibit 23 - Consent of Independent Accountants......................     15

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401(k)Retirement Savings Plan



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 28, 2002

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the
years ended December 31, 2001 and 2000

Additional information required for Form 5500
as of and for the year ended December 31, 2001

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Table of Contents
--------------------------------------------------------------------------------






                                                                    Page Number


Report of Independent Accountants                                       1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                   2
           as of December 31, 2001 and 2000

      Statements of Changes in Net Assets Available for Benefits        3
          for the years ended December 31, 2001 and 2000

      Notes to Financial Statements                                   4 - 7


Additional Information *

      Schedule I -     Schedule of Assets (Held at End of Year)         8




* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 21, 2002



CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        As of December 31,
                                                                                  2001                     2000
                                                                              ---------------------------------------
Investments, at fair value
Registered investment companies:
     Vanguard 500 Index Fund                                                  $  41,149,175 *           $  51,080,209 *
     Vanguard Balanced Index Fund                                                 9,974,444 *              10,719,072 *
     Vanguard Explorer Fund                                                      14,102,443 *              14,123,171 *
     Vanguard International Growth Fund                                           4,190,209                 5,624,707
     Vanguard Total Bond Market Index Fund                                        7,623,012 *               5,527,941
                                                                              -------------             -------------
                                                                                 77,039,283                87,075,100
Vanguard Retirement Savings Trust                                                53,178,965 *                       -
Crown Cork & Seal Company, Inc. Stock Fund                                        7,579,695 **             12,325,249 **
Participant Loans                                                                 3,026,187                 3,726,717
                                                                              -------------             -------------
                                                                                140,824,130               103,127,066
                                                                              -------------             -------------
Investments, at contract value

Crown Cork & Seal Fixed Income Fund                                                       -                52,612,540 *
                                                                              -------------             -------------

        Total investments                                                       140,824,130               155,739,606
                                                                              -------------             -------------
Receivables

Employer's contributions                                                            144,093                   158,989
Participants' contributions                                                         518,250                   574,495
                                                                              -------------             -------------
        Total receivables                                                           662,343                   733,484
                                                                              -------------             -------------
Net assets available for benefits                                             $ 141,486,473             $ 156,473,090
                                                                              =============             =============



* Represents 5% or more of net assets available for benefits.
** Represents nonparticipant-directed investments that are 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.



CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                                                       Year Ended December 31,
                                                                                    2001                     2000
                                                                              ---------------------------------------

Additions
Investment income:
     Interest and dividend income, investments                                $   4,490,166             $   8,802,553
     Interest income, participant loans                                             279,598                   303,600
     Net depreciation in fair value of investments                              (17,119,159)              (24,532,379)
                                                                              -------------             -------------
                                                                                (12,349,395)              (15,426,226)
                                                                              -------------             -------------
Contributions:
     Employer                                                                     1,893,373                 2,131,547
     Participant                                                                  7,480,721                 7,912,206
                                                                              -------------             -------------
                                                                                  9,374,094                10,043,753
                                                                              -------------             -------------

        Total additions                                                          (2,975,301)               (5,382,473)
                                                                              -------------             -------------

Deductions

Payment of benefits                                                              12,003,196                22,709,635
Asset transfers out                                                                       -                 1,069,385
Administrative expenses                                                               8,120                     6,970
                                                                              -------------             -------------

        Total deductions                                                         12,011,316                23,785,990
                                                                              -------------             -------------

Net decrease                                                                    (14,986,617)              (29,168,463)

Net assets available for plan benefits:
     Beginning of year                                                          156,473,090               185,641,553
                                                                              -------------             -------------
     End of year                                                              $ 141,486,473             $ 156,473,090
                                                                              =============             =============




The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Cork & Seal Company, Inc. (the "Company") may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") to assume both trustee and recordkeeping responsibilities.

During 1999, the Company sold a segment of the Composite Can division. As a result of this transaction, participant accounts of former Composite Can employees were transferred out of the Plan in 2000 in the amount of $1,069,385.

Effective October 8, 2001, the Crown Cork & Seal Fixed Income Fund (the "Fund") was closed and the Vanguard Retirement Savings Trust (the "Trust") was added as a new investment option in the Plan. The balance of the Fund was transferred into the Trust.

Contributions
Generally, the Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) component of the Plan allows before-tax employee contributions of 2% to 12% of annual compensation. Contribution amounts are subject to certain limitations, $10,500 in 2001 and 2000, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee's contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in Company common stock. Effective January 1, 2002, Company contributions are invested in accordance with participant investment directions.

Participant Accounts
Each participant's account is credited with participant's contribution and the participant's allocation of the Company's contribution, as described above. Plan earnings are allocated to the participant's account based on participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant's election.

Forfeited Accounts
Total unallocated forfeitures, which will be used to reduce future employer contributions, were $40,140 and $23,580 at December 31, 2001 and 2000, respectively. In 2001 and 2000, $7,393 and $668, respectively, of unallocated forfeitures were used to offset employer contributions.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's fixed income fund and Vanguard Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

                   Crown Cork & Seal Company, Inc. Stock Fund
                   ------------------------------------------


                                                       2001             2000
                                                       ----             ----

Changes in Net Assets:
Interest and dividend income                      $          -    $   1,089,087
Net depreciation                                    (8,692,051)     (15,004,797)
Contributions                                        2,653,175        3,263,770
Distributions                                         (440,094)      (1,483,927)
Asset transfers out                                     -              (109,497)
Interfund transfers                                  1,579,802        1,287,251



NOTE 4 - INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


                                                      Year Ended December 31,
                                                       2001             2000
                                                       ----             ----

Registered investment companies                  $  (8,427,108)   $  (9,527,582)
Common stock                                        (8,692,051)     (15,004,797)
                                                 ------------------------------
Net depreciation in fair value of investments    $ (17,119,159)   $ (24,532,379)
                                                 ==============================


NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 - TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 22, 1996 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             Additional Information
                             Required for Form 5500


CROWN CORK & SEAL COMPANY, INC.                                                                                    Schedule I
401(k) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
As of December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i:

    Identity of Participant-Directed Issues                                     Investment Type                      Current Value
------------------------------------------------------------------------------------------------------------------------------------

*   Vanguard 500 Index Fund                                              Registered Investment Company               $ 41,149,175
*   Vanguard Balanced Index Fund                                         Registered Investment Company                  9,974,444
*   Vanguard Explorer Fund                                               Registered Investment Company                 14,102,443
*   Vanguard International Growth Fund                                   Registered Investment Company                  4,190,209
*   Vanguard Total Bond Market Index Fund                                Registered Investment Company                  7,623,012
*   Vanguard Retirement Savings Trust                                    Common/Commingled Trust                       53,178,965
*   Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan       Participant Loans (8.0% - 13.7%)               3,026,187




    Identity of Nonparticipant-Directed Issues               Investment Type                    Cost                 Current Value
------------------------------------------------------------------------------------------------------------------------------------

*   Crown Cork & Seal Company, Inc.                          Common Stock Fund               $ 35,993,532            $   7,579,695
                                                                                                                     -------------


Total Assets (Held at End of Year)                                                                                   $ 140,824,130
                                                                                                                     =============


* Party in Interest